UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Addus HomeCare Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

006739106
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

CUSIP No. 006739106

1	NAME OF REPORTING PERSONS W. Andrew Wright III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 772,589
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 772,589
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,589(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 10,496,251 shares outstanding as of November 2, 2009.

Page 2 of 4 Pages

CUSIP No. 006739106

Item 1(a).	Name of Issuer: Addus HomeCare Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2401 South Plum Grove Road, Palatine, IL 60067
Item 2(a).	Name of Person Filing: W. Andrew Wright III
Item 2(b).	Address of Principal Business Office or, if none, Residence: 2401 South Plum Grove Road Palatine, IL 60067
Item 2(c).	Citizenship: W. Andrew Wright III is a citizen of the United States.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 006739106
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
Item 4.
Ownership

(a)            Amount Beneficially Owned:  772,589

(b)            Percent of Class:  7.4%

(c)            Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  772,589

(ii)           shared power to vote or to direct the vote:  0

(iii)           sole power to dispose or to direct the disposition of:  772,589

(iv)           shared power to dispose or to direct the disposition of:  0

Page 3 of 4 Pages

CUSIP No. 006739106

Item 5.	Ownership of Five Percent or Less of a Class. N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 16, 2010

/s/ W. Andrew Wright III
W. Andrew Wright III

Page 4 of 4 Pages